SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 7 July 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 7 July 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- to 7 July 2006

Recent Announcements to the London Stock Exchange

DATE	DETAILS

4.7.06	Directors Technical Interests- ESOT operation
3.7.06	B share dividend
30.6.06	Fidelity notify an interest of 3.03%.
29.6.06	US Debt Shelf Registration Statement
28.6.06	Directors Interests - Performance Share Plan operation
28.6.06	Issue of Debt- Medium Term Note Programme
28.6.06	Shareholder Circular- Keyspan Acquisition and EGM Notice
23.6.06	Annual Information Update
22.6.06	Issue of Debt- Medium Term Note Programme
21.6.06	Publication of final Terms
16.6.06	Deferred Share Plan Awards- and ESOT
13.6.06	Morgan Stanley interest falls below 3%
9.6.06	Morgan Stanley notify a 3.01% interest.
9.6.06	Directors Interests - Share Incentive Plan - monthly update
6.6.06	Barclays interest reduced to 3.86%.
6.6.06	ESOT Operation- purchase of more shares
----------------------------
Note:	In addition, two 'same day' SEC filings on Form 6-K were made on
20th June 2006:

‘Publication of Annual Report and Accounts’ and
‘National Grid Annual Review 2006/07’.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- to 7 July 2006

6 June 2006

National Grid plc (NG)

------------------------------------------------------------------------------

Interests Notified by the Trustee of the

Lattice Group Employee Share Ownership Trust

(Notification of Directors' Technical Interests,

Pursuant to Section 324(2) of the Companies Act 1985)

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NG today received a notification from Lattice Group Trustees Limited, as Trustee of the Lattice Group Employee Share Ownership Trust (the 'Trust'), operated in conjunction with the Lattice Group Short Term Incentive Scheme (the 'Scheme'). Following the purchase of a further 40,000 NG shares today, at a market price of 611p per share, Steve Lucas together with other employees formerly with Lattice Group, have a technical interest in the new balance of 61,015 NG shares held in the Trust.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held in this Trust, together with all participating employees. The interest ceases when shares are transferred to participants under the rules of the Scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid plc (‘NG.’)

6 June 2006

Notification of Interest in NG. Ordinary Shares, Pursuant to Sections

198 to 208 of The Companies Act 1985

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National Grid plc yesterday received a further notification from Barclays PLC; that it had a notifiable interest in 3.86% of NG ordinary shares (104,940,379 shares) at 30 May 2006 (previously notified as 4.60% at 22 July 2005).

National Grid plc (NG)

9 June 2006

National Grid SHARE INCENTIVE PLAN (the “SIP”)

(Notification of Directors' Interests, pursuant to

Section 324(2) of the Companies Act 1985)

------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG. ordinary shares by regular monthly contributions. The current monthly purchase of 41,898 NG. ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on 7 June 2006, at a price of 599 pence per share, on behalf of some 2,750 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP	Resulting total interest
Steven Holliday	21 Ordinary Shares	487,597 Ordinary Shares
Roger Urwin	21 Ordinary Shares	1,368,047 Ordinary Shares 281,977 B Shares- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

9th June 2006

National Grid plc (National Grid)

Notification of Interest in NG Ordinary Shares,

Pursuant to Section 198 of The Companies Act 1985

-------------------------------------------------------------------

National Grid today received a notification from Morgan Stanley Securities Limited that its total interest was 3.01% (81,821,422 shares) at 6 June 2006. (Included in this notification are 76,006,620 shares in which the interest is pursuant to Section 208(5) of the Companies Act; in respect of the transfer to a third party on terms giving the right to require return of an equivalent number of shares.)

National Grid plc (‘National Grid’)

13 June 2006

Notification of Interest in NG. Ordinary Shares, Pursuant

to Section 198 of The Companies Act 1985

---------------------------------------------------------------------

National Grid yesterday received a further notification from Morgan Stanley Securities Limited; that from 7 June 2006 it no longer had a notifiable interest in NG. Ordinary shares.

16 June 2006

National Grid plc (National Grid )

_____________________________________________________________

Notification of Directors' Interests, pursuant to Section 324(2) of the

Companies Act 1985

____________________________________________________________

Deferred Share Plan

On 15 June 2006, the following directors were granted an award of Ordinary shares in National Grid (the ‘Shares’) under the National Grid Deferred Share Plan, calculated by reference to a share price of 583.96p. The awards will vest on the third anniversary of the date of grant (June 2009). The shares will be transferred to participants net of deductions as soon as practicable thereafter.

Director	Number of Shares
Mr E M Astle	28,769
Mr S J Holliday	36,389
Mr S C B Lucas	34,882
Mr M Jesanis	31,015 (6,203 ADS’s)
Dr R J Urwin	62,881
Mr N P Winser	31,316

The total share interests of the above directors, following these changes, are:

Director	Number of Shares
Mr E M Astle	619,654
Mr S J Holliday	523,986
Mr S C B Lucas	561,846
Mr M Jesanis	428,232
Dr R J Urwin	1,430,928
Mr N P Winser	419,742

The directors holdings in B Shares in National Grid remain unchanged.

Interests Notified by the Trustee of the Lattice Group Employee Share Ownership Trust
(Notification of Directors' Technical Interests,)

On 15 June 2006, National Grid also received a notification from Lattice Group Trustees Limited, as Trustee of the Lattice Group Employee Share Ownership Trust (the 'Trust'), operated in conjunction with the Lattice Group Short Term Incentive Scheme (the 'Scheme'). Following the transfer of 23,700 National Grid shares to participants on 15 June 2006, Steve Lucas together with other employees formerly with Lattice Group, have a technical interest in the new balance of 37,315 shares held in Trust.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held in this Trust, together with all participating employees. The interest ceases when shares are transferred to participants under the rules of the Scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid PLC

21 June 2006

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to the National Grid plc's issue of CAD 200,000,000 4.98 per cent. Instruments due 2011 under the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9688e_-2006-6-21.pdf

For further information, please contact

Andrew Kluth

Assistant Treasurer

National Grid plc

1-3 Strand

London WC2N 5EH

Tel:	+44 20 7004 3365
Fax:	+44 20 7004 3363

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 6,000,000,000 Euro Medium Term Note Programme dated 18 August 2005) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued CAD 200,000,000 4.98 per cent. Instruments due 2011 Series No 32, as part of the National Grid plc and National Grid Electricity Transmission plc EUR 12,000,000,000 Euro Medium Term Note Programme.

22 June 2006

Contact: Andrew Kluth (Tel: 020 7004 3365)

23 June 2006

National Grid plc (‘National Grid’)

And

National Grid Gas plc (NGG)

National Grid Gas Holdings plc (NGGH)

National Grid Electricity Transmission plc (NGET)

NGG Finance plc (NGGF)

-Annual Information Update

This Annual Information Update is issued on the issue of the National Grid Report and Accounts 2006 and contains information in respect of National Grid and the listed group entities headlined above as specified in this document.

It is required by and being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither the Company, nor any other person, takes responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date at the date of this annual information update and the issuing Companies do not undertake any obligation to update any such information in the future. Furthermore such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied upon by any person.

Section A:

Announcements to the London Stock Exchange by National Grid plc and/or by other companies headlined, as indicated:

DATE	DETAILS

8.4.05	Notification of Capital Group's interest reduced to 7.98%.

11.4.05	Directors Interests - Share Incentive Plan - monthly update

- Similar RNS for NGGH

18.4.05	NGG Announcement - Debt Repurchase

19.4.05	Quest Operation

26.4.05	GridAmerica to cease operations

27.4.05	Director appointment (John Allan)

29.4.05	Notification of Franklin Resources (Templeton) Interest falling below 3%.

3.5.05	Quest operation

5.5.05	NGGH Announcement - Debt Repurchase

6.5.05	Notification of Directors' Interests on Appointment (J Allan)

10.5.05	Directors Interests - Share Incentive Plan - monthly update
-Similar RNS for NGGH

11.5.05	NGG Announcement - Debt Repurchase

17.5.05	Quest Operation

19.5.05	Results for the year ended 31 March 2005
also released in the names of NGET, NGG, NGGH and NGGF
-as 'Parent Company Announcement'

23.5.05	Investor Seminar- 20 July 2005.

24.5.05	Executive. Directors’ share interests (further operation of the ESOP).
(One Director, R J Urwin, exercises Sharematch options)

1.6.05	Sales Of Four Gas Distribution Networks Completed

1.6.05	Euro medium Term Note Programme

NGG also issues two debt repurchase notifications

2.6.05	NGG Announcement- Debt Repurchase

3.6.05	Exec. Directors’ share interests (further operation of the ESOP).

6.6.05	£2 billion return of cash to shareholders

7.6.05	Directors Interests - Share Incentive Plan - monthly update
[Similar RNS for NGGH ]

7.6.05	NGG announcement- Debt Repurchase

8.6.05	ESOT Operation- purchase of more shares

9.6.05	NGG Announcement- Debt Repurchase]

13.6.05	Quest Operation

15.6.05	Annual Report and 2005 AGM and EGM Notices, and return of cash Circular, Issued

17.6.05	NGG Announcement- Debt Repurchase

27.6.05	Directors’ Share interests- Sharematch Scheme Operation and Partial Lapse of certain Executive Options [similar RNS for NGGH]

28.6.05	NGET Announcement- Debt issue

29.6.05	Deutsche Bank notify a 3.01% interest.

30.6.05	Deutsche Bank interest reduced below 3%.

30.6.05	Directors Interests - Performance Share Plan operation
[Similar RNS for NGGH]

5.7.05	Quest Operation

6.7.05	ESOT Operation- purchase of more shares
[Similar RNS for NGGH]

6.7.05	Notification of Capital Group's interest reduced to 6.97%.

11.7.05	Directors Interests - Share Incentive Plan - monthly update
[Similar RNS for NGGH]

14.7.05	NGG Announcement - Debt Repurchase

18.7.05	Quest Operation

20.7.05	B shares- Commencement of Conditional Dealings

20.7.05	Investor Seminar- UK Gas and Wireless Infrastructure

22.7.05	Deutsche Bank- interest at 3%

26.7.05	Return of cash approval

26.7.05	Change of name approved

26.7.05	AGM and EGM Poll Results

27.7.05	Amended Result of AGM/EGM Poll

27.7.05	Return of Cash- Filing of Prospectus

29.7.05	IFRS Conversion Statement

29.7.05	Quest operation

29.7.05	Barclays interest increased to 4.6%

1.8.05	NGGH Announcement – commences bond tender offer.

1.8.05	Listing of New Ordinary Shares and B Shares

2.8.05	Goldman Sachs notifies 4.2% interest

4.8.05	Directors interests- John Allan Share purchase

8.8.05	Return of Cash – Results of Elections

9.8.05	Goldman Sachs no longer has notifiable interest

9.8.05	NGGH Announcement – bond tender offer results.

10.8.05	Deutsche Bank notifes 3.54% interest.

11.8.05	Directors Interests - Share Incentive Plan - monthly update
[Similar RNS for NGGH]

22.8.05	Return of Cash- Repurchase of B Shares.

26.8.05	Publication of Prospectus- Euro Medium Term Note programme.

31.8.05	NGET Announcement - Medium Term Note Programme

1.9.05	Directors’ Interests (M Jesanis' ‘Thrift Plan’ acquires shares).

2.9.05                    NGET Announcement- Publication of Prospectus- Euro Medium Term Note programme.

2.9.05	Quest Operation (and E Astle exercises Sharesave options)

2.9.05	Updated Directors interests in shares- following return of cash.

5.9.05	NGET Announcement- - Medium Term Note Programme- issue of debt

5.9.05	Publication of Final Terms- Euro Medium Term Note programme.

6.9.05	Euro Medium Term Note Programme

9.9.05	Directors Interests - Share Incentive Plan - monthly update
[Similar RNS for NGGH]

9.9.05	Deutsche Bank interest no longer notifiable.

9.9.05	Directors Technical interests- LTIS share purchases.

20.9.05	Quest Operation

23.9.05	Directors Interests- (S. Lucas)- LTIS reinvestment of dividend (receipt by Trustee of NG's Aug.05 final dividend) and update to N Winser’s B share interest [Similar LTIS only RNS for NGGH]

23.9.05 and 27.9.05 -	NGET Announcements- Prospectus updates- Euro Medium Term Note programme.

27.9.05 and 28.9.05-	NGET Announcement- Euro Medium Tem Note Programme

28.9.05	Publication of Final Terms- National Grid Fixed Rate, due 2010.

29.9.05	Euro Medium Tem Note Programme

30.9.05	National Grid Close period trading update for the six months ended 30 September 2005.

4.10.05	Quest operation.

7.10.05	Legal & General notify a 4.02% interest

11.10.05	Quest operation.

11.10.05	Directors Interests - Share Incentive Plan - monthly update
[Similar-for NGGH]

14.10.05	NGET Prospectus update- Euro Medium Term Note programme.

17.10.05	NGET Euro Medium Tem Note Programme- Issue of Debt

1.11.05	Quest operation

3.11.05	LTIS Operation (transfer of 2001 LTIS award

Shares to Director, S Lucas)

[Similar Notification for NGGH]

8.11.05	Directors Interests - Share Incentive Plan - monthly update
[Similar-for NGGH]

11.11.05	Morgan Stanley notify a 4.09% interest

15.11.05	Quest operation.

17.11.05	National Grid - Results for the six months ended 30 September 2005

[also released in the names of NGET, NGG, NGGH and NGGF -as 'National Grid plc- Interims']

18.11.05	NG/NGET Prospectus update- Euro Medium Term Note programme.

23.11.05	NGET Euro Medium Term Note Programme- Issue of Debt

30.11.05	Deutsche Bank notify a 3.34% interest.

1.12.05	Morgan Stanley Reduce to 3.71% interest.

2.12.05	Quest operation.

5.12.05	CSFB interest falls below 3%

8.12.05	Morgan Stanley interest falls below 3%

8.12.05	Directors Interests - Share Incentive Plan - monthly update
[Similar-for NGGH]

9.12.05	CSFB interest back above 3%

12.12.05	Deutsche Bank interest falls below 3%

21.12.05	Quest operation.

4.1.06	Investor Calendar for 2006

5.1.06	NGET Accepts Ofgem’s price control proposals

9.1.06	Cancellation of NG Deferred Shares

11.1.06	Quest operation.

11.1.06	Directors Interests - Share Incentive Plan - monthly update
[Similar-for NGGH]

23.1.06	NGGH Debt repurchase

30.1.06	Planned Chief Executive Succession

30.1.06	Directors’ Interests (M Jesanis' ‘Thrift Plan’ acquires shares).

31.01.06	Quest operation.

2.2.06	National Grid Gas plc- Debt Repurchase

7.2.06	Directors Interests - Share Incentive Plan - monthly update
[Similar-for National Grid Gas Holdings plc]

13.2.06	Quest operation.

13.2.06	Block Listing Six Monthly Return

16.2.06	Agreement to acquire Rhode Island Gas Distribution Business From Southern Union Company.

24.2.06	Discussions with Keyspan Corporation

24.2.06	Director- John Grant- Impending Retirement

24.2.06	Capital Group interest reduced to 5.85%.

24.2.06	Prospectus for the National Grid Gas Holdings plc / National Grid Gas plc Euro 10,000,000,000 Euro Medium Term Note Programme published on RNS website.

27.2.06	National Grid announces Acquisition of Keyspan

3.03.06	Quest operation {transfer of all remaining shares in the Quest}.

6.3.06	NGGH – disposal of shares by M Cooper

6.3.06	Prospectus for the National Grid Gas Holdings plc / National Grid Gas plc Euro 10,000,000,000 Euro Medium Term Note Programme published on RNS website.

And        Prospectus for the National Grid plc/ National Grid Electricity Transmission plc 6,000,000,000 Euro Medium Term Note Programme published on RNS website.

7.3.06	Investor Diary Dates

9.3.06	Directors Interests - Share Incentive Plan - monthly update
[Similar-for NGGH]

9.3.06	Directors interests- exercise of options/ part disposal- E M Astle

13.3.06	Directors Interests-S Lucas Exercises Sharesave.

14.3.06	Directors Interests-Nick Winser Exercise of options/ part disposal.

20.3.06	National Grid EUR 750m 4.125% Fixed Rate Notes due 2013 - Publication of Final Terms on the RNS website

20.3.06	NGGGH – disposal of shares by M Cooper

21.3.06	Euro Medium Term Note Programme (two releases).

27.3.06	Director's share purchase (Sir John Parker)

30.3.06	Financial Timetable for the year ending 31 March 2007.

30.3.06	National Grid Close period trading update for the year ending 31 March 2006.

31.3.06	NGET GBP 200m 1.6449% RPI linked instruments due 2036- Publication of Final Terms on the RNS website.

3.4.06 and	NGET- Medium Term Note Programme

7.4.06

6.4.06

NGET GBP 50m 1.6747% RPI linked instruments due 2036- Publication of Final Terms on the RNS website AND NGGH GBP 100m 1.6747% RPI linked instruments due 2036- publication of Final Terms on the RNS website.

7.4.06	National Grid Gas plc- Medium Term Note Programme

10.4.06	Directors Interests - Share Incentive Plan - monthly update
[Similar-for National Grid Gas Holdings plc]

27.4.06	Directors interests- Lapse of certain Executive Options

[similar RNS for NGGH -on 28.4.06]

10.5.06	NGET GBP 50m 1.819% RPI-Linked Instruments due 2056 - Publication of Final Terms on the RNS website

11.5.06	Directors Interests - Share Incentive Plan - monthly update
[Similar-for National Grid Gas Holdings plc]

11.5.06	NGET Announcement - Medium Term Note Programme

12.5.06	NGplc/ NGET Euro 12,000,000,000 Euro Medium Term Note Programme to be published on the RNS website.

18.5.06	Results for the year ended 31 March 2006

also released in the names of NGET, NGGplc, NGGHplc and NGGFplc -as 'National Grid plc- annual results']

19.5.06                   NGplc/ NGET Euro 12,000,000,000 Euro Medium Term Note Prospectus published on the RNS website.

23.5.06	NGGH /NGGplc 10,000,000,000 Euro Medium Term Note Programme published on the RNS website.

23.5.06	Director's share purchase (Sir John Parker)

25.5.06	NGET GBP 150m 1.823% RPI-Linked Instruments due 2056 - Publication of Final Terms on the RNS website

26.5.06	NGET- Issue of Debt

30.5.06	Directors interests- (Steve Lucas share disposal)
[similar RNS for NGGH]

1.6.06	NGplc/ NGET Euro 250,000,000 5.25 per cent instruments due 2011.
Final Terms published on the RNS website.

2.6.06	National Grid Euro Medium Term note Programme- Issue Of Debt

6.6.06	ESOT Operation- purchase of more shares

6.6.06	Barclays interest reduced to 3.86%.

9.6.06	Directors Interests - Share Incentive Plan - monthly update
[Similar-for National Grid Gas Holdings plc-
and lapse of Executive. Options /Director’s disposal]

9.6.06	Morgan Stanley notify a 3.01% interest.

13.6.06	Morgan Stanley interest falls below 3%

16.6.06	Deferred Share Plan Awards- and ESOT

20.6.06	Publication of Annual Report and Accounts

###################################################################

Section B:

Filings at UK Companies House by National Grid plc- the listed group holding entity:

During the period, National Grid plc made the following filings:

Forms 88(2) in respect of various allotments of shares under the National Grid Share Schemes.

5.4.05 and 5.4.06- Annual Returns.

11.5.05	Director Appointed (J Allan)

26.7.05	Company name changed (from National Grid Transco plc)

30.7.05.	Annual Report and Accounts (2004/05).

8.8.05	Form 122 (Subdivision and consolidation of share capital)

August 05	Adoption of New Articles and Form 123 (increase in share capital and creation of ‘B’ shares). And filing of other resolutions passed at the 2005 AGM.

14.9.05	Form 169 – repurchase of ‘B’ shares

8.2.06	Form 122 – cancellation of ‘deferred shares’

16.6.06	Change of Directors particulars

#################################################################

Section C:

Filings with the US Securities and Exchange Commission (the ‘SEC’)

National Grid plc Form 20-F for the fiscal year ended March 31, 2005

National Grid plc Form 6-K dated April 5, 2005

National Grid plc Form 6-K dated May 3, 2005

National Grid plc Form 6-K dated May 19, 2005

National Grid plc Form 6-K dated June 1, 2005

National Grid plc Form 6-K dated June 6, 2005

National Grid plc Form 6-K dated June 15, 2005

National Grid plc Form 6-K dated June 15, 2005

National Grid plc Form 6-K dated July 6, 2005

National Grid plc Form 6-K dated July 26, 2005

National Grid plc Form 6-K dated August 1, 2005

National Grid plc Form 6-K dated September 15, 2005

National Grid plc Form 6-K dated September 30, 2005

National Grid plc Form 6-K dated November 1, 2005

National Grid plc Form 6-K dated November 17, 2005

National Grid plc Form 6-K dated December 5, 2005

National Grid plc Form 6-K dated January 5, 2006

National Grid plc Form 6-K dated January 30, 2006

National Grid plc Form 6-K dated February 6, 2006

National Grid plc Form 6-K dated February 17, 2006

National Grid plc Form 6-K dated February 24, 2006

National Grid plc Form 6-K dated February 27, 2006

National Grid plc Form 6-K dated March 30, 2006

National Grid plc Form 6-K dated May 2, 2006

National Grid plc Form 6-K dated May 18, 2006

National Grid plc Form 6-K dated June 5, 2006

National Grid plc Form 6-K dated June 20, 2006

National Grid plc Form 6-K dated June 20, 2006

National Grid plc Form 20-F for fiscal year ended March 31, 2006

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Contact for further information: D C Forward, Assistant Secretary 0207 004 3226

Note: Alternatively, detailed information may also be obtained from the London Stock Exchange (Section A information) or UK Companies House (Section B information) or the US Securities and Exchange Commission (Section C information) as appropriate.

National Grid plc	28 June 2006

Shareholder Circular - Proposed Acquisition of KeySpan Corporation and Notice of

Extraordinary General Meeting

The Board of National Grid plc announced on 27 February 2006 that they had signed a Merger Agreement under which National Grid will acquire KeySpan Corporation, a major energy delivery company in the northeastern US (the "Proposed Acquisition").

Approval for the Proposed Acquisition will be sought from National Grid shareholders through an ordinary resolution at the Extraordinary General Meeting of National Grid plc to be held at 2.15 p.m. or, if later, immediately following National Grid's Annual General Meeting, on 31 July 2006 at The ICC, Birmingham.

A Circular containing further information on the Proposed Acquisition and Notice of Extraordinary Meeting is being posted to shareholders.

Copies of the Circular are available for inspection at the UK Listing Authority's Document Viewing Facility, which is located at:

UK Listing Authority

Financial Services Authority

25 The North Colonnade

Canary Wharf

London, E14 5HS

Tel: (0) 20 7676 1000

The Circular will also be available on National Grid's website at www.nationalgrid.com/corporate.

Enquiries:

National Grid

Investors

Dave Campbell	+44 (0)20 7004 3170
Richard Smith	+44 (0)20 7004 3172
James Waite	+44 (0)20 7004 3171

Media

Clive Hawkins	+44 (0)20 7004 3147

Citigate Dewe Rogerson	+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611 888

Deutsche Bank AG London, Joint Sponsor to National Grid

James Agnew	+44 (0)20 7545 8000
Martin Pengelley	+44 (0)20 7545 8000

Morgan Stanley & Co. Limited, Joint Sponsor to National Grid

Alisdair Gayne	+44 (0)20 7425 8000
Alastair Cochran	+44 (0)20 7425 8000

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued EUR 600,000,000 Floating Rate Instruments due June 2010 Series No 33, as part of the National Grid plc and National Grid Electricity Transmission plc EUR 12,000,000,000 Euro Medium Term Note Programme.

28 June 2006

Contact: Andrew Kluth (Tel: 020 7004 3365)

28th June 2006

National Grid plc (National Grid)

Notification of Changes in Directors' Interests

________________________________

Performance Share Plan

________________________________

On 27 June 2006, the following directors were granted an award of Ordinary shares in National Grid plc (the ‘Shares’) under the National Grid Performance Share Plan, calculated by reference to a share price of 591.5382p (or, in the case of Mr M Jesanis, an ADS price of $53.8284). The extent to which awards will vest will depend upon the company’s performance against the relevant conditions. Subject to performance, the shares will vest in June 2009 and will be transferred to participants net of deductions on 27 June 2010.

Director	Number of Shares
1.	Mr E M Astle	88,751
2.	Mr S J Holliday	126,788
3.	Mr S C B Lucas	101,430
4.	Mr M Jesanis	102,175 (20,435 ADSs)
5.	Mr N P Winser	88,751

The total share interests of the above directors, following these changes, are:

Director	Number of Shares
1.	Mr E M Astle	708,405
2.	Mr S J Holliday	650,774
3.	Mr S C B Lucas	663,276
4.	Mr M Jesanis	530,407
5.	Mr N P Winser	508,493

The directors’ holdings in B Shares in National Grid plc remain unchanged.

National Grid plc

US debt shelf registration statement

National Grid plc today announces that on Wednesday 28 June 2006 it filed a debt shelf registration statement on Form F-3 with the United States Securities and Exchange Commission (SEC) which is now effective.

This announcement does not constitute an offer of any securities which will only be made pursuant to a prospectus filed with the SEC.

Contact details

Investors

Malcolm Cooper

Phone: +44 (0)20 7004 3340

malcolm.cooper@ngrid.com

Media

Malcolm Cooper

Phone: +44 (0)20 7004 3340

malcolm.cooper@ngrid.com

29 June 2006

END

National Grid plc

30 June 2006

Notification of Interest in National Grid Ordinary Shares;

Pursuant to Section 198 of The Companies Act 1985.

National Grid yesterday received notification from Fidelity International (FMR Corp. and Fidelity International Limited and their direct and indirect subsidiaries), that its notifiable interest had increased to 3.03% (82,537,325 shares) at 27 June 2006.

3 July 2006

National Grid plc

B Share Dividend

National Grid announces that the dividend on its non-cumulative preference shares of 10 pence each (B Shares) in respect of the period 8 August 2005 to 7 August 2006 shall be 2.2 pence per B Share (such dividend being calculated in accordance with the Company’s articles of association).

As approved by the Board, the relevant record date for this B Share dividend shall be 21 July 2006 and the ex-dividend date shall be 19 July 2006.

Documentation relating to a further repurchase offer for B Shares has recently been sent to all holders of B Shares.

4 July 2006

National Grid plc (NG)

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Interests Notified by the Trustee of the

Lattice Group Employee Share Ownership Trust

(Notification of Directors' Technical Interests,

Pursuant to Section 324(2) of the Companies Act 1985)

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NG yesterday received a notification from Lattice Group Trustees Limited, as Trustee of the Lattice Group Employee Share Ownership Trust (the 'Trust'), operated in conjunction with the Lattice Group Short Term Incentive Scheme (the 'Scheme'). Following the purchase of a further 125,000 NG shares yesterday, at a market price of 589.0p per share, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the new balance of 162,315 NG shares held in the Trust.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held in this Trust, together with all participating employees. The interest ceases when shares are transferred to participants under the rules of the Scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)